U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 28, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) Securities Act Registration No: 333-172080
Investment Company Registration No: 811-22525

Dear Sir or Madam:

On behalf of the Registrant, submitted herewith via the EDGAR system is Post-Effective Amendment No. 463 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A containing a prospectus and SAI for the ATAC Rotation Fund (the “Fund”) relating to a change of investment adviser for the Fund. The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).
The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the Commission staff on the Amendment; (ii) updating financial and certain other information contained in the prospectus and the statement of additional information; and (iii) making certain non-material changes. Please direct any comments or questions regarding this filing to me at the number below.
If you have any questions or require further information, do not hesitate to contact me at (414) 765-6611.
Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch
Secretary of Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP

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